Exhibit 11.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

For the Quarter and Nine Months Ended September 30, 2002 and 2001
(Dollars in Thousands, Except Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

Net earnings	$38,925	$45,917	$81,738	$80,267

Weighted average number of common shares outstanding:
Basic	48,820,079	48,337,678	48,692,654	47,661,493
Effect of dilutive securities	135,180	233,303	149,905	227,258

Diluted	48,955,259	48,570,981	48,842,559	47,888,751

Net earnings per common share:
- Basic	$0.80	$0.95	$1.68	$1.68

- Diluted	$0.80	$0.95	$1.67	$1.68